

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2024

Hui Zhang
Chief Financial Officer
Bright Scholar Education Holdings Ltd
No. 1, Country Garden Road
Beijiao Town, Shunde District, Foshan, Guangdong 528300
The People's Republic of China

> **Re: Bright Scholar Education Holdings Ltd**
> **Form 20-F for Fiscal Year Ended August 31, 2023**
> **File No. 001-38077**

Dear Hui Zhang:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended August 31, 2023

Introduction, page ii

1.   We note your disclosure that Bright Scholar Holdings, your Cayman Islands holding company, "does not have any substantive operations." Please revise to explicitly clarify that you are not a Chinese operating company but a Cayman Islands holding company. Additionally, we note that you "conduct [y]our business operations through both [y]our consolidated subsidiaries and the VIEs based on certain contractual arrangements." Please revise to state that that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Additionally, please revise to acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change including that it could cause the value of your securities to significantly decline or become worthless.

2.   Please clearly disclose the location of your auditor's headquarters.

3.   We note your disclosure that "'we,' 'us,' 'our,' and 'our company' refers to Bright Scholar Education Holdings Limited, its subsidiaries and its VIEs." Please refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. Make conforming updates on pages iii, 27, 28, and 53 where you say "our" VIE.

4.   We note your disclosure that "China" or "PRC" excludes "Taiwan and the special administrative regions of Hong Kong and Macau." Please revise to clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong. This disclosure may appear in the definition itself or in an appropriate discussion of legal and operational risks.

5.   Please discuss the applicable laws and regulations in Hong Kong, as well as the related risks and consequences. As examples only, please discuss (i) the enforceability of civil liabilities in Hong Kong, (ii) China's Enterprise Tax Law, (iii) how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company's ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange. Please also include risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company's business, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

6.   Disclose clearly here, as you do on page 74, that the company uses a structure that involves a VIE based in China and what that entails, and provide early in the Introduction section a diagram of the company's corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE's operations and financial results into your financial statements. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits. Please ensure that the diagram uses dashed lines without arrows to denote relationships with the VIEs, and revise the diagram on page 74 accordingly.

7.   We note your disclosure that the Cayman Islands holding company indirectly controls the VIE's business operations through contractual agreements between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be

limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes.

Permissions and Licenses Required from the PRC Authorities for Our Operations and Overseas Securities Offerings, page v

8. Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. Your current disclosure is not clear whether the operating permits and business licenses for your learning centers are the only approvals required. Please revise to state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. In doing so, explain how you arrived at your conclusion and the basis for your conclusion. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

9. Revise to clarify whether you believe you are subject to any approvals from the CAC, as your current disclosure only states that you have not received any notice that you are a critical information infrastructure operator. In doing so, clarify whether you relied on the opinion of counsel with respect to your conclusion. In addition, you state that you were "advised by" your PRC counsel that you are subject to CSRC approvals. Revise to identify your PRC counsel and clarify whether you relied on an opinion of counsel when you say "advised by" counsel.

Cash Flows Through Our Organization, page vii

10. Please revise to disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. We note your disclosure that "[f]or the fiscal years of 2021, 2022 and 2023, no dividends were declared and paid by our PRC subsidiaries to our Cayman holding company or Cayman subsidiaries." Please state whether any dividends or distributions have been made by Bright Scholar to investors to date and, to the extent applicable, quantify such amounts. Describe the tax consequences of all the transfers, dividends and distributions discussed in this section. Discuss any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Lastly, please provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

11. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the

PRC government to transfer cash. Provide cross-references to these other discussions.

12.   To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.

Risk Factor Summary, page 2

13.   In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references (title and page) to the more detailed discussion of these risks in the filing. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Risk Factors
Certain judgments obtained against us by our shareholders may not be enforceable . . ., page 48

14.   We note your disclosure that "a majority of our current directors and officers are nationals and residents of countries other than the United States." To the extent one or more directors, officers or members of senior management located in the PRC/Hong Kong, please (i) state that is the case and identify the relevant individuals and (ii) include a separate "Enforceability" section addressing the challenges of bringing actions and enforcing judgments and liabilities against such individuals.

Item 5. Operating and Financial Review and Prospects
Major Factors Affecting Our Results of Operations, page 82

15.   We note your disclosure here and description of your "Domestic Kindergartens and K-12 Operation Services" segment throughout your filing appears to focus on the impact to your results from your kindergartens in China, specifically student enrollment and tuition and fees. It seems that the total revenue generated from domestic kindergartens tuition would approximate just 6% of your total segment revenue. Please balance your disclosure here and throughout your filing to discuss and quantify the factors impacting your segments' results.

Holding Company Structure, page 95

16.   We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule

that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Item 15. Controls and Procedures, page 122

17.   We note that you concluded your disclosure controls and procedures (DCP) were effective while also concluding that your internal control over financial reporting (ICFR) was not effective as you continue to remediate material weaknesses and significant deficiencies. Please tell us how you determined that your DCP were effective in light of the material weaknesses, including how you determined that the material weaknesses in your ICFR were not one of the components of ICFR that is also included in DCP. Refer to Item 15 of Form 20-F and Section II.D of SEC Release 33-8238.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Taylor Beech at 202-551-4515 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services